# SEC Schedule 13G/A (Amendment No. 5) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: LENSAR, INC., CIK 0001320350
CUSIP: 52634L108
Title of class of securities: COMMON STOCK, PAR VALUE $0.01 PER SHARE
Address of issuer's principal executive offices: 2800 Discovery Drive, Orlando, Florida (FL), 32826
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000905718-20-001038
Filed by CIK 0001386928

## Reporting persons
- Park West Asset Management LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 810,676; sole dispositive power 0; shared dispositive power 810,676; aggregate amount beneficially owned 810,676 (7% of the class)
  Comment: See Item 2 for additional information.
- Park West Investors Master Fund, Limited: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 736,836; sole dispositive power 0; shared dispositive power 736,836; aggregate amount beneficially owned 736,836 (6.3% of the class)
  Comment: See Item 2 for additional information.
- Peter S. Park: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 810,676; sole dispositive power 0; shared dispositive power 810,676; aggregate amount beneficially owned 810,676 (7% of the class)
  Comment: See Item 2 for additional information.

## Item 1. Issuer
Name of issuer: LENSAR, INC.
Address of issuer's principal executive offices: 2800 Discovery Drive, Orlando, Florida 32826

## Item 2. Person Filing
Name of person filing:
This report on Schedule 13G (this "Schedule 13G") is being jointly filed by (i) Park West Asset Management LLC, a Delaware limited liability company ("PWAM"), (ii) Park West Investors Master Fund, Limited, a Cayman Islands exempted company ("PWIMF") and (iii) Peter S. Park ("Mr. Park" and, collectively with PWAM and PWIMF, the "Reporting Persons"). PWAM is the investment manager to PWIMF and Park West Partners International, Limited, a Cayman Islands exempted company ("PWPI" and together with PWIMF, the "PW Funds"). Mr. Park, through one or more affiliated entities, is the controlling manager of PWAM.

As of December 31, 2024, PWIMF held 736,836 shares of Common Stock and PWPI held 73,840 shares of Common Stock. As of December 31, 2024, PWAM and Mr. Park may be deemed to beneficially own 810,676 shares of Common Stock held in the aggregate by the PW Funds.

The reported beneficial ownership percentage is based upon 11,614,807 shares of Common Stock issued and outstanding as of October 31, 2024, based on information reported by the Company in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 7 2024.
Address of principal business office or, if none, residence: The address for the Reporting Persons is: One Letterman Drive, Building C, Suite C5-900, San Francisco, CA 94129.
Citizenship: PWAM is organized under the laws of the State of Delaware. PWIMF is a Cayman Island exempted company. Mr. Park is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
PWAM and Mr. Park - 810,676

PWIMF - 736,836
Percent of class:
PWAM and Mr. Park - 7.0 %

PWIMF - 6.3 %
Sole power to vote or to direct the vote:
PWAM and Mr. Park - 0

PWIMF - 0
Shared power to vote or to direct the vote:
PWAM and Mr. Park - 810,676

PWIMF - 736,836
Sole power to dispose or to direct the disposition:
PWAM and Mr. Park - 0

PWIMF - 0
Shared power to dispose or to direct the disposition:
PWAM and Mr. Park - 810,676

PWIMF - 736,836

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
1. Joint Filing Agreement, dated as of October 13, 2020, by and between Park West Asset Management LLC, Park West Investors Master Fund, Limited and Peter S. Park (incorporated by reference to Exhibit 1 to the Schedule 13G filed with the Securities and Exchange Commission on October 13, 2020).

## Signatures
- Park West Asset Management LLC: /s/ Melissa Victoria Frayer, Melissa Victoria Frayer, Senior Legal Officer and Chief Compliance Officer (02/14/2025)
- Park West Investors Master Fund, Limited: /s/ Melissa Victoria Frayer, Melissa Victoria Frayer, Senior Legal Officer and Chief Compliance Officer of Park West Asset Management LLC, Investment Manager (02/14/2025)
- Peter S. Park: /s/ Peter S. Park, Peter S. Park (02/14/2025)